This Form CB contains 10 pages, including all exhibits.


SEC MAIL
PROCESSING
RECEIVED
AUG 2 3 2005
WASH. D.C.
192
SECTION


05064936

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549**

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Ito-Yokado Co., Ltd.; Seven-Eleven Japan Co., Ltd.; Denny's Japan Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Seven-Eleven Japan Co., Ltd.
8-8, Nibancho, Chiyoda-ku
Tokyo, Japan
011-81-3-6238-3711
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Ito-Yokado Co., Ltd.:
Mika Nakamura
8-8, Nibancho, Chiyoda-ku
Tokyo, 102-8450, Japan
011-81-3-6238-2142

Seven-Eleven Japan Co., Ltd.:
Youichi Tsuda
8-8, Nibancho, Chiyoda-ku,
Tokyo, 102-8455, Japan
011-81-3-6238-3738

Denny's Japan Co., Ltd.:
Kyosuke Suzuki
8-8, Nibancho, Chiyoda-ku
Tokyo, 102-8415, Japan
011-81-3-6238-3525

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 11, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A	English translation of earnings forecast posted on corporate website, dated August 22, 2005.

(b) Not applicable.

Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the earnings forecast.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

On April 21, 2005, Seven-Eleven Japan Co., Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Seven-Eleven Japan Co., Ltd.

By: Toshiro Yamaguchi

Name: Toshiro Yamaguchi
Title: Representative director, President and Chief Operating Officer
Date: August 23, 2005

EXHIBIT INDEX

Attachment	Description
A	English translation of earnings forecast posted on corporate website, dated August 22, 2005.

ATTACHMENT A

The proposed joint stock-transfer involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed joint stock-transfer that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

August 22, 2005

For Immediate Release

Company Name: Ito-Yokado Co., Ltd.
Name of Representative: Sakae Isaka, President & COO
(Code No. 8264 / First Section of the Tokyo Stock Exchange)
Company Name: Seven-Eleven Japan Co., Ltd.
Name of Representative: Toshiro Yamaguchi, President & COO
(Code No. 8183 / First Section of the Tokyo Stock Exchange)
Company Name: Denny's Japan Co., Ltd.
Name of Representative: Kenichi Asama, President & CEO
(Code No. 8195 / First Section of the Tokyo Stock Exchange)

Fiscal 2006 Earnings Forecast for Seven & I Holdings, Co., Ltd.

Ito-Yokado Co., Ltd., Seven-Eleven Japan Co., Ltd., and Denny's Japan Co., Ltd., announced today their earnings forecast for Seven & I Holdings, Co., Ltd., for the fiscal year ending February 28, 2006. The three companies will jointly establish Seven & I Holdings, Co., Ltd., by means of a stock-transfer on September 1, 2005.

Consolidated earnings forecast (March 1, 2005, to February 28, 2006) (Millions of Yen)

	Revenues from Operations	Operating Income	Ordinary Income	Net Income
Fiscal year 2006	3,700,000	233,000	230,000	114,700

9

Nonconsolidated earnings forecast (September 1, 2005, to February 28, 2006) (Millions of Yen)

	Revenues from Operations	Operating Income	Ordinary Income	Net Income
Fiscal period 2006	34,800	33,400	33,400	33,500

This material contains forward-looking statements that involve risks and uncertainties. These statements include statements concerning projections, outlooks, objectives, and plans of Ito-Yokado Co., Ltd., Seven-Eleven Japan Co., Ltd., and Denny's Japan Co., Ltd. Certain statements contained in this material are not purely historical, including statements regarding our expectations, beliefs, intentions or strategies regarding the future that are forward-looking. Actual results could differ materially from those forward-looking statements contained in this material as a result of a number of risk factors and uncertainties. You should carefully consider these risks. Additional information can be obtained through the Annual Reports and Proxy Statements of Ito-Yokado Co., Ltd., Seven-Eleven Japan Co., Ltd., and Denny's Japan Co., Ltd.

The information and opinions contained in this material have been obtained from sources believed to be reliable, but no representations or warranties, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted for errors or omissions or for any losses arising from the use of this material.